Ruth's Chris Steak House, Inc.
500 International Parkway, Suite 100
Heathrow, FL 32746
(407) 333-7440 Main (407) 833-9625 Fax

May 31, 2007

Linda Cvrkel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Heather Clark
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Ruth's Chris Steak House, Inc.
Form 10-K for the year ended December 31, 2006 filed March 16, 2007
Form 10-Q for the quarter ended April 1, 2007 filed on May 9, 2007
File No. 000-51485

Dear Ms. Cvrkel and Ms. Clark:

On behalf of Ruth's Chris Steak House, Inc. (the "Company"), this letter responds to the letter, dated May 16, 2007 (the "Comment Letter"), from the staff of the Securities and Exchange Commission (the "Staff") to Craig S. Miller, the Company's President and Chief Executive Officer, regarding the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and the Company's Form 10-Q for the fiscal quarter ended April 1, 2007. The numbered paragraphs below set forth the Staff's comments together with the Company's responses (which are set forth in italics), and correspond to the numbered paragraphs in the Comment Letter.

Annual Report on Form 10-K for the year ended December 31, 2006

  In responding to the comments herein as well as related to the response provided to the Staff on May 4, 2007, the Company acknowledges the following:
    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q for the quarter ended April 1, 2007

Condensed Consolidated Income Statements - Unaudited, page 2

  We note that you have reflected a loss on the disposal of property and equipment as a component of other income (expense). Please revise to reflect these losses as a component of operating income or explain why you do not believe this is required. Refer to guidelines outlined in paragraphs 25 and 45 of SFAS No.144 and footnote 68 to SAB Topic 13.

  The Company will revise the classification in its second quarter Form 10Q in accordance with the provisions of paragraph 25 of FAS 154 and will present losses from disposal of property and equipment as a component of the operating income subtotal within the consolidated income statement. Additionally, the Company will provide appropriate disclosures to identify the revisions made between the previously reported presentation and the current presentation in accordance with paragraph 26 of FAS 154.
  We further note that you have classified the insurance proceeds from business interruption and property losses related to Hurricane Katrina in other income (expense). Given that such policies are used to replace the operating income lost due to business interruption or destruction of property, please tell us why you believe you have appropriately classified this gain outside of operating income. We may further comment upon reviewing your response.

The Company will revise the classification in its second quarter Form 10Q in accordance with the provisions of paragraph 25 of FAS 154 and will present gains from insurance proceeds from business interruption as a component of the operating income subtotal within the consolidated income statement. Additionally, the Company will provide appropriate disclosures to identify the revisions made between the previously reported presentation and the current presentation in accordance with paragraph 26 of FAS 154.

* * * *

The Company hopes that the foregoing has been responsive to the Staff's comments. If you have any questions related to this letter, please contact me at (407) 829-3452.

Sincerely,

/s/ Thomas J. Pennison, Jr.

Thomas J. Pennison, Jr.

Senior Vice President, Chief Financial Officer and Assistant Secretary